Exhibit 12.1

Mediacom Communications Corporation and Subsidiaries

Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except ratio amounts)

Earnings:
(Loss) income before income taxes	$(95,129)	$(65,188)	$(24,965)	$13,628	$(62,051)
Interest expense, net	239,015	227,206	208,265	192,740	190,199
Amortization of capitalized interest	3,069	2,678	2,357	2,055	2,083
Amortization of debt issuance costs	4,884	5,998	8,613	8,725	6,696
Interest component of rent expense(1)	5,787	5,755	5,267	4,931	4,583

Earnings available for fixed charges	$157,626	$176,449	$199,537	$222,079	$141,510
Fixed Charges:
Interest expense, net	$239,015	227,206	$208,265	$192,740	$190,199
Capitalized interest	3,818	3,603	3,756	3,012	6,957
Amortization of debt issuance costs	4,884	5,998	8,613	8,725	6,696
Interest component of rent expense(1)	5,787	5,755	5,267	4,931	4,583

Total fixed charges	$253,504	$242,562	$225,901	$209,408	$208,435
Ratio of earnings to fixed charges	—	—	—	1.06	—
Deficiency of earnings over fixed charges	$(95,878)	$(66,112)	$(26,364)	$—	$(66,925)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.